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                                October 12, 2021

       Raju Mohan, PhD
       Chief Executive Officer
       Ventyx Biosciences, Inc.
       662 Encinitas Blvd., Suite 250
       Encinitas, CA 92024

                                                        Re: Ventyx Biosciences,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed August 20,
2021
                                                            CIK No. 0001851194

       Dear Dr. Mohan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 29, 2021

       Overview, page 1

   1. We note your response to prior comment 2. Your disclosure continues to state your conclusion regarding
your product candidates' "selectivity" and "therapeutic
                                                        window." You may
summarize or describe data from clinical trials without drawing conclusions with
respect to efficacy. You may also describe what your product candidate is designed to do.
Please revise your disclosure to remove your conclusion.
   2. Please revise your pipeline table so that the text within the graphic is legible.
       Our Competitive Strengths, page 4

   3. We note your response to prior comment 5. We also note your disclosure that you plan to
 Raju Mohan, PhD
FirstName LastNameRaju
Ventyx Biosciences, Inc. Mohan, PhD
Comapany
October 12,NameVentyx
            2021        Biosciences, Inc.
October
Page 2 12, 2021 Page 2
FirstName LastName
         apply your knowledge of the immunology market to "accelerate" your pipeline through strategic partnerships and that an element of your strategy includes entering into strategic partnerships that may "accelerate" your programs. Please revise these and similar statements throughout your prospectus to remove any implication that you will be successful in advancing your product candidate in a rapid or accelerated manner, as such statements are speculative.
Corporate Information, page 5

4. We note your response to prior comment 4, including that in February 2021, you acquired
         Oppilan, including its lead candidate VTX002, and Zomagen, including its lead candidate
         VTX2735. Please revise to clarify, if true, that you acquired the outstanding equity of
         Oppilan Pharma and Zomagen Biosciences and such entities became wholly owned subsidiaries of the Company.
Market, Industry and Other Data , page 74

5. We note your response to prior comment 10. Please either delete the statement that your internal research has not been verified by any third party or specifically state that you are liable for such information.
Entering into strategic partnerships that may expand and/or accelerate our programs to maximize worldwide commercial potential of our produc, page 101

6. We note your response to prior comment 15. We also note your disclosure at the bottom of page 101 that "[you] have discovered and developed all of [y]our pipeline product candidates." Please revise to clarify that certain of your pipeline candidates were discovered and partially developed by companies you acquired. Figure 2: Potential indications for TYK2-targeted molecules, page 102

7. We note your response to prior comment 19, including that the figures represent the market for IBD and UC in patients at all severity levels. Please tell us why it would not be more appropriate to disclose the addressable market for moderate-to severe IBD and UC, which appears to be the target market that you address. Please also clarify whether the third column in Figure 2 represents global revenue associated with treatments for moderate-to-severe disease. Additionally, please provide the basis for your statements that that all of your product candidates target multi-billion-dollar commercial markets. In this regard, it appears that SLE only represents a one billion dollar market and there is no global revenue data provided for Lupus Nephritis. Additionally, you do not appear to have data regarding the market opportunity for moderate-to-severe IBD and UC.
Management , page 137

8. We note your response to prior comment 21, including your disclosure that Mr. Mohan serves as a Partner and Scientific Advisor at New Science Ventures and that Messrs.
 Raju Mohan, PhD
Ventyx Biosciences, Inc.
October 12, 2021
Page 3
         Mohan, Krueger and Nuss serve as officers of Escalier Biosciences and Vimalan
         Biosciences. Please include risk factor disclosure regarding any possible conflicts of interest faced by your officers as a result of their outside activities, in each case to the extent they pose significant risks to the Company. In this regard, we note that Escalier
         Biosciences also develops potential treatments for psoriasis patients. Alternatively, please explain to us why such disclosure is not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-552-4391or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



FirstName LastNameRaju Mohan, PhD                              Sincerely,
Comapany NameVentyx Biosciences, Inc.
                                                               Division of
Corporation Finance
October 12, 2021 Page 3                                        Office of Life
Sciences
FirstName LastName